UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 1, 2006
Date of Report (Date of earliest event reported)

TIB FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Florida	0000-21329	65-0655973
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS employer identification number)

599 9th Street North, Suite 101		
Naples, Florida		34102-5624
(Address of principal executive offices)		(Zip Code)

(239) 263-3344
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-k filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02. Results of Operations and Financial Condition

On February 1, 2006, TIB Financial Corp. issued a press release announcing certain financial results and additional information. A copy of the press release is attached to this Form 8-K.

ITEM 9.01. Financial Statements and Exhibits

(a) Exhibits

99.1 Press Release dated February 1, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIB FINANCIAL CORPORATION

By: /s/ Edward V. Lett
_____
Edward V. Lett
President and Chief Executive Officer

Date: February 1, 2006

Exhibit 99.1



FOR IMMEDIATE RELEASE

TIB FINANCIAL CORP. REPORTS A 30% ASSET INCREASE AND 55% INCREASE IN NET INCOME FOR FOURTH QUARTER 2005

NAPLES, Fla. February 1 - TIB Financial Corp. (Nasdaq: TIBB), a leading community bank serving the greater Naples-Fort Myers area, South Miami-Dade County and the Florida Keys, today reported record fourth quarter and full year net income and increases in earnings per share.

Having made the previously announced strategic decision to sell the Bank's merchant processing segment in the fourth quarter of 2005, TIB Financial reported net income and fully diluted earnings per share (EPS) in three separate and distinct calculations: first, using Generally Accepted Accounting Principles (GAAP) including discontinued operations; second, excluding the merchant processing sale proceeds only; and third, as a calculation excluding the merchant processing sale proceeds and excluding the income from the merchant processing segment for all of 2005 and 2004 (GAAP continuing operations basis).

Recognizing the merchant processing segment sale (GAAP), recorded on December 30, 2005, the Company reports fourth quarter 2005 net income of $6.04 million and EPS of $1.02 compared to $1.33 million and $0.23 for the prior year, increases of 354% and 343%, respectively. For the year ending December 31, 2005, the Company reported net income of $11.82 million and $2.00 EPS compared to $5.20 million and $0.95 for the prior year, increases of 127% and 111%, respectively.

Excluding the merchant processing segment sale net proceeds would result in the Company's fourth quarter net income of $1.99 million and EPS of $0.34 compared to $1.33 million and $0.23 for the prior year fourth quarter, resulting in increases of 50% and 48%, respectively. On the same basis for the year ending December 31, 2005, the Company's net income would be $7.77 million and $1.32 EPS compared to net income of $5.20 million and $0.95 for the prior year, increases of 49% and 39%, respectively.

On a continuing operations basis (GAAP), calculated by excluding the merchant processing segment sale proceeds and its income for all quarters of 2005 and 2004, the Company's net income for the fourth quarter of 2005 was $1.90 million and $0.32 EPS compared to $1.22 million and $0.21 EPS the prior year, increasing 55% and 52%, respectively. On a continuing operations basis, the Company's full year 2005 net income was $7.19 million and $1.22 EPS compared to net income of $4.64 million and $0.85 EPS the prior year, increasing 55% and 44%, respectively.

The merchant processing sale and strategic marketing agreement entered into with NOVA Information Systems on December 30, 2005, resulted in cash proceeds of $7.25 million and a gain of approximately $6.70 million after transaction costs. Subsequent to the sale, the historical operations of the merchant bankcard segment are reported as discontinued operations. The sale also added $0.70 incrementally to the Company's book value at December 31, 2005. For the quarter ended December 31, 2005, weighted-average fully diluted common shares outstanding were 5,929,496, compared with 5,845,224 a year ago. Book value per common share outstanding as of December 31, 2005 was $13.38 per share. Tangible book value per common share as of December 31, 2005 was $13.18 per share. Total shareholders' equity as of December 31, 2005 was $77.52 million.

TIB Financial also reported total assets of $1.08 billion as of December 31, 2005, representing 30% organic balance sheet growth from $829.3 million as of December 31, 2004.

"Our fourth quarter operating results complete what can be succinctly described as a year of delivering on our stated execution commitments. Quarter after quarter, the team's successful implementation of our strategic market expansion has resulted in consistent, predictable asset and earnings growth," said Edward V. Lett, the Company's CEO and President. "Based on the momentum of the increasing market share shift in our direction and the significant ongoing opportunities presented by some of the nation's most dynamic population growth patterns, TIB should be positioned to sustain annualized growth rates of earning assets and core deposits substantially above peer performance."

"As these organic growth rates are achieved, we will maintain our credit underwriting standards, the overall credit quality of our loan portfolio, and the market pricing of our deposit base. The core competency of the Bank has been and remains focused on the middle market commercial business segment. TIB's target customers have been subjected to consolidation disruption and are losing the attention of their current providers. As the clarity of our unique brand of community banking gains momentum, we believe further shareholder value will accrue as a result of TIB's strategic positioning and experienced team," continued Lett. "Our markets provide the opportunities; our team of 360 officers and employees creates the compelling story."

The increase in net income from continuing operations for the fourth quarter of 2005 over the same period a year ago resulted primarily from a 31% increase in net interest income, from $8.22 million a year ago to $10.79 million in the current quarter. The tax equivalent net interest margin of 4.37% for the three months ended December 31, 2005 remained consistent with the 4.37% reported during the third quarter.

Non-interest income, which includes service charges, real estate fees and other operating income, totaled $1.39 million for the fourth quarter of 2005 and $6.26 million for the year ended December 31, 2005, representing a 12% and 1% decrease from the quarter and year ended December 31, 2004, respectively. This decrease can be attributed to a substantial increase in the usage of electronic and online banking products which result in lower fees per account. TIB has been encouraging the sale and usage of these products to lower delivery costs throughout its branch distribution system. Additionally, the fourth quarter saw a significant drop-off in residential mortgage closings, exacerbated by an active tropical weather season.

Non-interest expense for the fourth quarter of 2005 was $8.58 million, compared with $6.98 million for the fourth quarter of 2004. The increase in non-interest expense is primarily attributable to a 23% increase in employee salaries and benefits related to the Company's growth and expansion in the southwest Florida market. Net occupancy expense for the fourth quarter of 2005 increased less than 6% over the fourth quarter of 2004, reflecting the Company's continued focus on cost containment.

During 2005, TIB Financial Corp.'s higher overall level of income from continuing operations, combined with the fourth quarter recognition of the gain on the sale of the merchant bankcard processing segment, caused taxable income to reach the 38% Federal income tax bracket. This resulted in an increase in the Company's effective tax rate from 33% during 2004 to 35% during 2005, and from 34% during the fourth quarter of 2004 to 36% for the fourth quarter of 2005.

Credit quality remained solid during the fourth quarter of 2005. As of December 31, 2005, the allowance for loan losses totaled $7.55 million, or 0.86% of total loans and 789% of non-performing loans. These figures compare with 0.96% and 887%, respectively, as of December 31, 2004. Annualized net charge-offs represented 0.12% of average loans for the quarter ended December 31, 2005, and 0.51% for the quarter ended December 31, 2004.

Total loans increased 35% to $882.4 million as of December 31, 2005, compared with $653.5 million as of December 31, 2004. Total deposits increased 34% to $920.4 million as of December 31, 2005, compared with $687.9 million as of December 31, 2004.

During the fourth quarter of 2005, the Board of Directors of TIB Financial Corp. declared an increased quarterly cash dividend of $0.1175 per share on its common stock. The cash dividend was paid on January 10, 2006 to all TIB Financial Corp. common shareholders of record as of December 31, 2005. This dividend, when annualized, represents $0.47 per share.

About TIB Financial Corp.
Headquartered in Naples, Florida, TIB Financial Corp. is a growth-oriented financial services company with more than $1 billion in total assets and 16 full-service banking offices throughout the Florida Keys, Homestead, Naples, Bonita Springs and Fort Myers. The Company's stock is traded on The NASDAQ Stock Market under the symbol TIBB.

TIB Financial Corp., through its wholly-owned subsidiary, TIB Bank, serves the personal and commercial banking needs of local residents and businesses in their market areas. The Bank's experienced bankers are local community leaders, who focus on a relationship-based approach built around anticipating specific customer needs, providing sound advice and making timely decisions. To learn more about TIB Bank, visit www.tibbank.com.

Copies of recent news releases, SEC filings, price quotes, stock charts and other valuable information may be found on TIB's investor relations site at www.tibfinancialcorp.com. For more information, contact Edward V. Lett, Chief Executive Officer and President, or David P. Johnson, Executive Vice President and Chief Financial Officer, at (239)263-3344.

# # # # #

Except for historical information contained herein, the statements made in this press release constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements involve certain risks and uncertainties, including statements regarding the Company's strategic direction, prospects and future results. Certain factors, including those outside the Company's control, may cause actual results to differ materially from those in the "forward-looking" statements, including economic and other conditions in the markets in which the Company operates; risks associated with acquisitions, competition, seasonality and the other risks discussed in our filings with the Securities and Exchange Commission, which discussions are incorporated in this press release by reference.

SUPPLEMENTAL FINANCIAL DATA IS ATTACHED

TIB Financial Corp. and Subsidiaries
Unaudited Consolidated Statements of Income

(in thousands, except per share data)	For the Quarter Ended				
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Interest and dividend income	$ 17,360	$ 15,503	$ 14,225	$ 12,346	$ 11,351
Interest expense	6,574	5,409	4,589	3,732	3,135
Net interest income	10,786	10,094	9,636	8,614	8,216
Provision for loan losses	649	448	730	586	966
Non-interest income:					
Service charges on deposit accounts	584	601	567	608	646
Investment securities gains, net	-	1	-	-	3
Fees on mortgage loans sold	345	461	582	492	446
Other income	460	491	668	398	479
Total non-interest income	1,389	1,554	1,817	1,498	1,574
Non-interest expense:					
Salaries & employee benefits	4,725	4,529	4,335	4,135	3,857
Net occupancy expense	1,507	1,380	1,344	1,271	1,426
Other expense	2,349	2,282	1,929	2,070	1,701
Total non-interest expense	8,581	8,191	7,608	7,476	6,984
Income before income tax expense	2,945	3,009	3,115	2,050	1,840
Income tax expense	1,047	1,060	1,118	702	617
Net income from continuing operations	1,898	1,949	1,997	1,348	1,223
Income from discontinued operations, net of tax	4,141	105	187	199	108
NET INCOME	$ 6,039	$ 2,054	$ 2,184	$ 1,547	$ 1,331
BASIC EARNINGS PER SHARE:					
Continuing operations	$ 0.33	$ 0.34	$ 0.35	$ 0.24	$ 0.21
Discontinued operations	0.72	0.02	0.03	0.03	0.02
Basic earnings per share	$ 1.05	$ 0.36	$ 0.38	$ 0.27	$ 0.23
DILUTED EARNINGS PER SHARE:					
Continuing operations	$ 0.32	$ 0.33	$ 0.34	$ 0.23	$ 0.21
Discontinued operations	0.70	0.02	0.03	0.03	0.02
Diluted earnings per share	$ 1.02	$ 0.35	$ 0.37	$ 0.26	$ 0.23

Selected Financial Data (Dollars in thousands)

Selected Ratios and Statistics		As Of or For the Quarter Ended				
		December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Real estate mortgage loans:						
Commercial	$	451,969 $	428,314 $	411,504 $	393,362 $	351,346
Residential		76,003	73,474	75,540	70,490	67,204
Farmland		4,660	3,991	4,550	4,825	4,971
Construction and vacant land		125,207	106,015	85,134	67,552	49,815
Commercial and agricultural loans		80,055	74,202	62,864	57,647	64,622
Indirect auto dealer loans		118,018	113,639	108,178	98,633	91,890
Home equity loans		17,232	17,220	16,056	14,637	13,856
Other consumer loans		9,228	9,428	10,022	10,075	9,817
Total loans	$	882,372 $	826,283 $	773,848 $	717,221 $	653,521
Gross loans	$	884,024 $	828,081 $	775,759 $	719,285 $	655,678
Net loan charge-offs	$	256 $	308 $	258 $	288 $	812
Allowance for loan losses	$	7,546 $	7,153 $	7,013 $	6,541 $	6,243
Allowance for loan losses/total loans		0.86%	0.87%	0.91%	0.91%	0.96%
Non-performing loans	$	956 $	532 $	482 $	391 $	704
Allowance for loan losses/non-performing loans		789.33%	1,344.55%	1,454.98%	1,672.89%	886.79%
Non performing loans/gross loans		0.11%	0.06%	0.06%	0.05%	0.11%
Total interest-earning assets	$	1,000,072 $	984,994 $	941,373 $	863,495 $	749,969
Other real estate owned		190	190	190	190	882
Intangibles, net of amortization		1,100	1,172	1,247	1,320	1,392
Interest bearing deposits:						
NOW accounts	$	104,641 $	88,570 $	85,479 $	89,055 $	92,402
Money market		167,072	164,007	179,815	169,391	146,009
Savings deposits		47,091	47,638	49,884	48,783	46,231
Time deposits		431,804	446,309	341,703	307,040	251,182
Non-interest bearing deposits		169,816	166,821	213,328	185,012	152,035
Total deposits	$	920,424 $	913,345 $	870,209 $	799,281 $	687,859
Tax equivalent net interest margin		4.37%	4.37%	4.40%	4.40%	4.64%
Return on average assets **		2.28%	0.82%	0.91%	0.72%	0.67%
Return on average equity **		32.90%	11.45%	12.62%	9.20%	7.83%
Non-interest expense/tax equivalent net interest income and non-interest income **		70.03%	69.84%	65.98%	73.34%	70.76%
Average diluted shares		5,929,496	5,914,540	5,885,595	5,866,099	5,845,224
End of quarter shares outstanding		5,792,598	5,761,746	5,712,264	5,706,939	5,679,239
Total equity	$	77,524 $	72,011 $	70,740 $	68,279 $	68,114
Total assets	$	1,075,611 $	1,053,894 $	1,012,885 $	939,326 $	829,325

_____

** Calculation includes discontinued operations.

Quarterly average balances and yields (Dollars in thousands)

	Quarter Ended December 31, 2005			Quarter Ended December 31, 2004		
	Average Balances	Interest*	Yield*	Average Balances	Interest*	Yield*
Loans	$ 859,442	$ 16,024	7.40%	$ 638,308	$ 10,512	6.55%
Investments	96,129	1,109	4.58%	78,431	875	4.44%
Interest bearing deposits	267	2	2.97%	501	2	1.59%
Federal Home Loan Bank stock	2,781	32	4.57%	2,201	17	3.07%
Fed funds sold	27,893	274	3.90%	4,895	25	2.03%
Total interest earning assets	986,512	17,441	7.01%	724,336	11,431	6.28%
Non-interest earning assets	71,239			66,283		
Total assets	$ 1,057,751			$ 790,619		
Interest bearing liabilities:						
NOW	$ 99,152	$ 358	1.43%	$ 78,674	$ 116	0.59%
Money market	158,851	1,089	2.72%	136,474	396	1.15%
Savings	46,584	65	0.55%	46,292	47	0.40%
Time	445,792	4,261	3.79%	246,704	1,909	3.08%
Total interest-bearing deposits	750,379	5,773	3.05%	508,144	2,468	1.93%
Short-term borrowings and FHLB advances	38,804	395	4.04%	48,472	259	2.13%
Long-term borrowings	17,000	406	9.48%	18,250	408	8.89%
Total interest bearing liabilities	806,183	6,574	3.24%	574,866	3,135	2.17%
Non-interest bearing deposits	164,435			140,553		
Other liabilities	13,701			7,313		
Shareholders' equity	73,432			67,887		
Total liabilities and shareholders' equity	$ 1,057,751			$ 790,619		
Net interest income and spread		$ 10,867	3.78%		$ 8,296	4.11%
Net interest margin			4.37%			4.56%

* Presented on a fully tax equivalent basis.

Year to date average balances and yields (Dollars in thousands)

	Year Ended December 31, 2005			Year Ended December 31, 2004		
	Average Balances	Interest*	Yield*	Average Balances	Interest*	Yield*
Loans	$ 772,363	$ 54,492	7.06%	$ 590,167	$ 37,724	6.39%
Investments	86,325	3,938	4.56%	71,795	3,327	4.63%
Interest bearing deposits	359	10	2.90%	852	11	1.29%
Federal Home Loan Bank stock	2,725	113	4.15%	1,635	57	3.49%
Fed funds sold	38,374	1,202	3.13%	11,438	127	1.11%
Total interest earning assets	900,146	59,755	6.64%	675,887	41,246	6.10%
Non-interest earning assets	72,426			63,878		
Total assets	$ 972,572			$ 739,765		
Interest bearing liabilities:						
NOW	$ 92,754	919	0.99%	$ 76,068	330	0.43%
Money market	165,266	3,686	2.23%	130,172	1,189	0.91%
Savings	47,774	243	0.51%	44,380	174	0.39%
Time	357,824	12,595	3.52%	227,834	6,878	3.02%
Total interest-bearing deposits	663,618	17,443	2.63%	478,454	8,571	1.79%
Short-term borrowings and FHLB advances	39,465	1,282	3.25%	35,585	558	1.57%
Long-term borrowings	17,052	1,579	9.26%	18,250	1,601	8.77%
Total interest bearing liabilities	720,135	20,304	2.82%	532,289	10,730	2.02%
Non-interest bearing deposits	169,426			139,939		
Other liabilities	12,443			8,266		
Shareholders' equity	70,568			59,271		
Total liabilities and shareholders' equity	$ 972,572			$ 739,765		
Net interest income and spread		$ 39,451	3.82%		$ 30,516	4.08%
Net interest margin			4.38%			4.51%

* Presented on a fully tax equivalent basis.